UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  June 26, 2008

Alberta Star Development Corp.
(An Exploration Stage Company)

Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

Alberta Star Development Corp.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

			As at 30
	As at	As at	November 2007
	31 May 2008	31 May 2007	(Audited)
		$	$

Assets

Current
Cash and cash equivalents (Note 4)	20,667,670	32,844,518	23,151,345
Available for sale securities (Note 5)	-	-	-
Amounts receivable (Note 6)	95,172	400,087	676,977
Prepaid expenses	6,825	99,665	-

	20,769,667	33,344,270	23,828,322

Property, plant and equipment (Note 7)	487,303	382,343	556,478

	21,256,970	33,726,613	24,384,800

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	554,396	1,419,527	1,626,356
Deferred tax liability (Note 14)	-	2,382,426	-

	554,396	3,801,953	1,626,356

Shareholders’ equity
Capital stock (Note 11)
Authorized
Unlimited number of preferred and voting common shares
Issued and outstanding
31 May 2008 – 104,536,561 common shares
31 May 2007 – 102,682,511 common shares
30 November 2007 – 104,536,561 common shares	38,000,821	36,079,102	38,000,821
Contributed surplus (Note 11)	12,117,593	3,652,666	9,215,360
Warrants (Note 11)	-	7,541,325	2,902,233
Deficit, accumulated during the exploration stage	(29,415,840)	(17,348,433)	(27,359,970)

	20,702,574	29,924,660	22,758,444

	21,256,970	33,726,613	24,384,800

Nature and Continuance of Operations (Note 1), Commitments (Note 13), and Subsequent Events (Note 17)
Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 18)

On behalf of the Board:

/s/ Tim Coupland	Director	/s/ Robert Hall	Director
Tim Coupland		Robert Hall

(1)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	31 May 2008	31 May 2007	31 May 2008	31 May 2007
	$	$	$	$

Expenses
Mineral properties expenditures (Schedule 1)	490,558	1,561,168	1,126,102	1,923,022
General and administrative (Schedule 2)	715,561	885,827	1,347,114	1,599,064

Net loss before other items and income
taxes	(1,206,119)	(2,446,995)	(2,473,216)	(3,522,086)

Other items
Interest income	175,794	344,153	417,346	667,636
Gain on sale of available for sale investments	-	68,576	-	126,466

Net loss before income taxes	(1,030,325)	(2,034,266)	(2,055,870)	(2,727,984)

Future income tax recovery (Note 14)	-	666,347	-	4,823,271

Net income (loss) for the period	(1,030,325)	(1,367,919)	(2,055,870)	2,095,287

Basic earnings (loss) per common share
(Note 3)	(0.01)	(0.01)	(0.02)	0.02
Diluted earnings (loss) per common share
(Note 3)	(0.01)	(0.01)	(0.02)	0.02

Weighted average number of common
shares outstanding
Basic	104,536,561	99,694,610	104,536,561	98,096,529
Diluted	104,536,561	114,935,750	104,536,561	113,337,669

Comprehensive income
Net income (loss) for the period	(1,030,325)	(1,367,919)	(2,055,870)	2,095,287
Unrealized gain on available for sale securities	-	(69,000)	-	-

Total comprehensive income (loss) for the
period	(1,030,325)	(1,436,919)	(2,055,870)	2,095,287

Basic comprehensive earnings (loss) per
common share	(0.01)	(0.01)	(0.02)	0.02
Diluted comprehensive earnings (loss) per
common share	(0.01)	(0.01)	(0.02)	0.02

(2)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	31 May 2008	31 May 2007	31 May 2008	31 May 2007
	$	$	$	$

Cash flows from operating activities
Net income (loss) for the period	(1,030,325)	(1,367,919)	(2,055,870)	2,095,287
Adjustments to reconcile income (loss) to net cash used
by operating activities
Accrued interest income	11,245	(47,127)	(36,649)	(212,852)
Amortization of property, plant and equipment	32,636	21,206	69,175	27,412
Gain on sale of available for sale investments	-	(68,576)	-	(126,466)
Future income tax recovery	-	(666,347)	-	(4,823,271)
Stock-based compensation	-	210,192	-	430,277
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(11,484)	(130,264)	618,454	171,192
(Increase) decrease in prepaid expenses	(6,825)	5,381	(6,825)	11,351
Increase (decrease) in accounts payable and accrued
liabilities	7,897	1,054,334	(1,071,960)	953,605

	(996,856)	(989,120)	(2,483,675)	(1,473,465)

Cash flows from investing activities
Purchase of property, plant and equipment	-	(299,999)	-	(302,331)
Proceeds on sale of available for sale investments	-	104,576	-	198,466

	-	(195,423)	-	(103,865)

Cash flows from financing activities
Warrants exercised	-	3,916,090	-	3,960,195
Options exercised	-	7,500	-	320,000
Share subscriptions received in advance	-	-	-	(7,500)

	-	3,923,590	-	4,272,695

Increase in cash and cash equivalents	(996,856)	2,739,047	(2,483,675)	2,695,365

Cash and cash equivalents, beginning of period	21,664,526	30,105,471	23,151,345	30,149,153

Cash and cash equivalents, end of period	20,667,670	32,844,518	20,667,670	32,844,518

Restricted Cash and Cash Equivalents (Note 4)
Supplemental Disclosures with Respect to Cash Flows (Note 15)

(3)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited)

			Contributed
			surplus and			Deficit
			share			accumulated
			subscriptions		Other	during the	Total
	Number of		received in		comprehensive	exploration	shareholders’
	shares issued	Share capital	advance	Warrants	income	stage	equity
		$	$	$	$	$	$

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	-	(19,443,720)	30,332,098
Warrants exercised ($0.75 per
share)	1,844,450	1,959,931	-	(576,594)	-	-	1,383,337
Warrants exercised ($0.65 per
share)	5,771,250	5,705,169	-	(1,953,857)	-	-	3,751,312
Agents compensation warrants
exercised ($0.45 per unit)	9,336	7,968	-	(3,766)	-	-	4,202
Agents compensation warrants
exercised ($0.75 per share)	59,808	44,856	-	-	-	-	44,856
Stock options exercised ($0.20
per share)	100,000	29,279	(9,279)	-	-	-	20,000
Stock options exercised ($0.60
per share)	500,000	497,840	(197,840)	-	-	-	300,000
Warrants expired	-	-	3,401,433	(3,401,433)	-	-	-
Agent compensation warrants
expired	-	-	621,511	(621,511)	-	-	-
Stock-based compensation (Note
12)	-	-	1,970,027	-	-	-	1,970,027
Subscriptions received in advance	-	-	(7,500)	-	-	-	(7,500)
Tax benefits renounced to flow-
through share subscribers (Note 14)	-	(7,123,638)	-	-	-	-	(7,123,638)
Transition adjustment to opening
balance (Note 2)	-	-	-	-	69,000	-	69,000
Realized gain on available-for-sale
investments	-	-	-	-	(69,000)	-	(69,000)
Net loss for the year	-	-	-	-	-	(7,916,250)	(7,916,250)

Balance at 30 November 2007	104,536,561	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	-	(19,443,720)	30,332,098
Warrants exercised ($0.75 per
share)	1,666,650	1,770,999	-	(521,011)	-	-	1,249,988
Warrants exercised ($0.65 per
share)	4,125,000	4,077,769	-	(1,396,519)	-	-	2,681,250
Agent compensation warrants
exercised ($0.45 per share)	1,336	1,140	-	(539)	-	-	601
Agent compensation warrants
exercised ($0.75 per share)	37,808	28,356	-	-	-	-	28,356
Stock options exercised ($0.20
per share)	100,000	29,279	(9,279)	-	-	-	20,000
Stock options exercised ($0.60
per share)	500,000	497,840	(197,840)	-	-	-	300,000
Stock-based compensation	-	-	430,277	-	-	-	430,277
Subscriptions received in advance	-	-	(7,500)	-	-	-	(7,500)
Tax benefits renounced to flow-
through share subscribers	-	(7,205,697)	-	-	-	-	(7,205,697)
Other comprehensive income	-	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	2,095,287	2,095,287

Balance at 31 May 2007	102,682,511	36,079,102	3,652,666	7,541,325	-	(17,348,433)	29,924,660

(4)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited)

			Contributed
			surplus and			Deficit
			share			accumulated
			subscriptions		Other	during the	Total
	Number of		received in		comprehensive	exploration	shareholders’
	shares issued	Share capital	advance	Warrants	income	stage	equity
		$	$	$	$	$	$
Balance at 30 November 2007	104,536,561	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444
Warrants expired	-	-	2,508,553	(2,508,553)	-	-	-
Agent compensation warrants
expired	-	-	393,680	(393,680)	-	-	-
Net income for the period	-	-	-	-	-	(2,055,870)	(2,055,870)

Balance at 31 May 2008	104,536,561	38,000,821	12,117,593	-	-	(29,415,840)	20,702,574

(5)

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 1 – Summary of Mineral Properties Expenditures
(Expressed in Canadian Dollars)
(Unaudited)

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	31 May 2008	31 May 2007	31 May 2008	31 May 2007
	$	$	$	$

Exploration operating expenses
Amortization	28,901	16,502	61,486	16,502
Assaying and geochemical	26,982	18,783	108,372	30,008
Camp costs and field supplies	(2,201)	91,233	3,904	119,090
Claim maintenance and permitting	58	25,085	10,646	27,471
Community relations and government	9,524	29,990	18,103	29,990
Drilling	45,000	141,015	112,500	141,015
Equipment rental	-	24,060	-	24,060
Geology and engineering	120,569	(60,822)	235,063	37,326
Geophysics	-	3,000	-	3,000
Metallurgical studies	-	48,146	-	48,146
Orthophotography	-	128,828	-	128,828
Staking and line cutting	126,340	105,655	304,797	105,655
Surveying	-	103,041	-	183,857
Transportation and fuel	10,690	728,657	25,327	759,506
Wages, consulting and management fees	124,695	350,438	245,904	461,011

	490,558	1,753,611	1,126,102	2,115,465

Recovery of mineral property cost
(Note 8)	-	(192,443)	-	(192,443)

	490,558	1,561,168	1,126,102	1,923,022

Details on Mineral Properties Expenditures (Note 8)

(6)

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 2 – General and Administrative Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	31 May 2008	31 May 2007	31 May 2008	31 May 2007
	$	$	$	$

Advertising and promotion	79,364	111,077	162,371	249,218
Amortization	3,734	4,704	7,688	10,910
Automotive	2,207	1,951	3,987	3,406
Bank charges and interest (Note 15)	323	415	585	809
Director fees (Note 10)	79,000	8,000	103,000	35,000
Filing and financing fees	22,322	23,313	50,732	60,983
Legal and accounting	83,710	112,919	151,512	176,022
Management fees (Note 10)	50,000	100,000	50,000	117,500
Meals and entertainment	22,031	14,264	43,201	22,384
Office and miscellaneous	60,331	86,468	79,502	125,333
Part XII.6 tax (Note 9)	26,281	-	61,834	-
Rent and utilities	11,522	10,945	25,742	23,557
Salaries and benefits (Note 10)	130,163	107,337	282,759	166,717
Secretarial fees (recovery) (Note 10)	15,000	(3,000)	15,000	8,500
Stock-based compensation (Note 12)	-	210,192	-	430,277
Telephone and internet	7,853	2,482	19,704	9,587
Transfer fees and shareholder information	98,484	61,707	222,848	117,517
Travel	23,236	33,053	66,649	41,344

	715,561	885,827	1,347,114	1,599,064

(7)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

1.	Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral properties. The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production and obtaining the necessary regulatory permits.

The Company’s financial statements as at 31 May 2008 and for the six month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $2,055,870 for the six month period ended 31 May 2008 (31 May 2007 - income of $2,095,287) and has working capital of $20,215,271 at 31 May 2008 (31 May 2007 - $29,542,317, 30 November 2007 - $22,201,966).

The Company had cash and cash equivalents of $20,667,670 at 31 May 2008 (31 May 2007 - $32,844,518, 30 November 2007 - $23,151,345), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2008. However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Changes in Accounting Policies and Presentation

a) Financial Instrument Standards

Effective 1 January 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”). As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

(8)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale Securities

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

(9)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

b)	Accounting Changes

Effective 1 January 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes. The section also requires that the nature and amount of material changes in estimates be disclosed. The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities. In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred. Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis. The impact as at 1 January 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

3.	Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six month period ended 31 May 2008 are not necessarily indicative of the results that may be expected for the year ended 30 November 2008. For further information, refer to the audited financial statements of the Company for the year ended 30 November 2007.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized on a declining-balance basis over their estimated useful lives at 20% to 30%, with exception to computer software which is amortized at 100%.

Amortization of assets used in exploration is expensed to mineral properties expenditures.

(10)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

Mineral properties and deferred exploration costs

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.

Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian GAAP.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management’s estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Stock-based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of Section 3870, “Stock-Based Compensation and Other Stock Based Payments”, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook (“Section 3870”). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date. Any consideration received from the exercise of stock options is credited to share capital. This section is only applicable to transactions that occurred on or after 1 December 2002.

(11)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

Basic and diluted earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is determined using a discounted cash flow analysis.

Asset retirement obligation

Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations”. This section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets. Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. Adoption of this standard has not affected the Company’s financial statements.

Flow-through common shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and shareholders’ equity reduced on the date the Company renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. As at 31 May 2008, the Company’s net future income tax assets are fully offset by a valuation allowance.

(12)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

Foreign currency translation

Revenue and expenses are translated at the exchange rates prevailing at the transactions dates. Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from these estimates.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The carrying value of the financial instruments is approximate fair value due to their short term to maturity. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

Recent accounting pronouncements

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Management shall make an assessment of an entity’s ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concerned basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for 2008. Earlier adoption is encouraged. The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will be not be a material impact on the Company’s financial statement disclosure.

(13)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

In December 2006, the CICA issued Section 1535, Capital Disclosures. The main features of the new section are as follows:

- Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;
- A requirement for an entity to disclose quantitative data about what it regards as capital; and
- A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 October 2007. The adoption of this standard will have no impact on the Company’s operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their consolidated financial statements that enable users to evaluate the significance of financial instruments on the entity’s consolidated financial position and performance, and the nature and extent of risks arising from financial instruments and non-financial derivatives. Section 3863, Financial Instruments – Presentation carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments – Disclosures and Presentation. Section 3862 and 3863 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 October 2007.

4.	Restricted Cash and Cash Equivalents

A total of $1,249,343 of the Company’s cash and cash equivalents at 31 May 2008 relates to proceeds from the issuance of flow-through shares and is restricted to future expenditures on Canadian mineral properties.

5.	Available for Sale Securities

During the period ended 31 May 2008, the Company sold Nil available-for-sale securities (31 May 2007 - Nil shares, 30 November 2007 - 200,000 shares) for total proceeds of $Nil (31 May 2007 - $Nil, 30 November 2007 - $198,466) and a net gain of $Nil (31 May 2007 - $Nil, 30 November 2007 - $126,466).

(14)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

6.	Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

			As at 28
			November
	As at	As at	2007
	31 May 2008	31 May 2007	(Audited)
	$	$	$

Goods and Services Tax receivable	58,523	187,235	615,775
Interest receivable	36,649	212,852	61,202

	95,172	400,087	676,977

7.	Property, Plant and Equipment

				Net book value
					As at 30
			As at	As at	November
		Accumulated	31 May	31 May	2007
	Cost	amortization	2008	2007	(Audited)
	$	$	$	$	$

Computer equipment	37,875	18,019	19,856	26,398	23,207
Computer software	81,356	58,475	22,881	-	40,678
Equipment	58,720	20,185	38,535	50,124	42,698
Field equipment	479,319	89,992	389,327	285,000	431,387
Furniture and fixtures	25,706	9,002	16,704	20,821	18,508

	682,976	195,673	487,303	382,343	556,478

During the six month period ended 31 May 2008, total additions to property, plant and equipment were $Nil (31 May 2007 - $302,331, 30 November 2007 - $111,504).

(15)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

8.	Mineral Properties

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase the NSR for a one-time payment of $1,000,000. The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,601.57 ha (26,185.88 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the six month period ended 31 May 2008 consist of amortization of $56,270 (31 May 2007 - $15,000), assaying and geochemical of $54,236 (31 May 2007 -$30,008), camp and field supplies of $2,626 (31 May 2007 - $93,550), claim maintenance and permitting of $4,359 (31 May 2007 - $13,452), community relations and government of $18,103 (31 May 2007 - $15,456), drilling of $112,500 (31 May 2007 - $Nil), equipment rental of $Nil (31 May 2007 - $17,740) geology and engineering of $157,357 (31 May 2007 - $36,794), orthophotography $Nil (31 May 2007 - $103,306), surveying of $Nil (31 May 2007 - $176,377), transportation and fuel of $(2,488) (31 May 2007- $233,876) and wages, consulting and management fees of $164,262 (31 May 2007 - $418,921).

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,424.23 ha (5,987.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Glacier Lake Mineral Claims for the six month period ended 31 May 2008 consists of amortization of $5,216 (31 May 2007 - $1,502), assaying and geochemical of $54,136 (31 May 2007 - $Nil), camp and field supplies of $1,278 (31 May 2007 - $6,562), claim maintenance and permitting of $6,241 (31 May 2007 - $6,867), community relations and government $Nil (31 May 2007 - $14,534), drilling $Nil (31 May 2007 - $141,015), equipment rental $Nil (31 May 2007 - $5,475), geology and engineering of $36,206 (31 May 2007 -$450), metallurgical studies $Nil (31 May 2007 - $48,146), orthophotography $Nil (31 May 2007 - $25,522), surveying $Nil (31 May 2007 - $7,480), transportation and fuel of $21,588 (31 May 2007- $523,410) wages, consulting and management fees of $37,542 (31 May 2007 - $22,415) and recovery of mineral property costs of $Nil (31 May 2007 - $186,651).

(16)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,447.26 ha (3,574.73 acres) (the “Port Radium –Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The Company had no expenditures related to the Port Radium - Crossfault Lake Property for the six month periods ended 31 May 2008 and 31 May 2007.

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

The Company had no expenditures related to the Port Radium – Eldorado Property for the six month periods ended 31 May 2008 and 31 May 2007.

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500 (Note 15). The Company may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 5,867.23 ha (14,492.06 acres).

The Company had no expenditures related to the North Contact Lake Mineral Claims for the six month periods ended 31 May 2008 and 31 May 2007.

(17)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked sixteen claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project. The Eldorado South Uranium Project now consists of twenty six mineral claims totalling 25,489 ha (62,984.41 acres).

Expenditures related to the Glacier Lake Mineral Claims for the six month period ended 31 May 2008 consists of camp and field supplies of $Nil (31 May 2007 - $18,978), claim maintenance and permitting of $46 (31 May 2007 - $4,766), equipment rental $Nil (31 May 2007 - $845), geology and engineering of $41,500 (31 May 2007 - $Nil), geophysics $Nil (31 may 2007 - $3,000), staking and line cutting $304,797 (31 May 2007 - $105,655), transportation and fuel of $6,227 (31 May 2007- $2,220), wages, consulting and management fees of $44,100 (31 May 2007 - $19,000).

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totalling 361.38 ha (892.61 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT. The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company. The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 13).

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”). On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

The Company had no expenditures related to the Longtom Property for the six month periods ended 31 May 2008 and 31 May 2007.

(18)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 721.42 ha (1,781.90 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000.

The Company had no expenditures related to the Longtom Property (Target 1) for the six month periods ended 31 May 2008 and 31 May 2007.

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Uranium Project. The acquisition was completed for cash proceeds of $100,000 (paid) and 650,000 common shares (issued and valued at $158,000) of the Company.

The MacInnis Lake Uranium Project now consists of fifteen mineral claims totaling 10,596.35 ha (26,172.98 acres).

The Company entered into an option agreement dated 1 April 2005, as amended 11 April 2006 with Max Resource Corp. (“Max Resource”), whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Uranium Project. The terms of the option agreement calls for Max Resource to make payments as follows:

i.	cash payments totalling $30,000 (received);

ii.	the issuance of 200,000 common shares of Max Resource (received and sold for proceeds of $198,466);

iii.	work commitments totalling $2,000,000 over a five year period ($750,000 on or before 1 October 2008 ($422,480 incurred); $250,000 on or before 1 April 2009; $750,000 on or before 1 October 2009; and $250,000 on or before 1 April 2010).

The terms of the option agreement call for Max Resource to earn a 25% interest in the MacInnis Lake Property upon making the payments in i. and ii. above together with the first $1,000,000 in work commitments. Max Resource may earn a further 25% interest when it completes the $2,000,000 in work commitments. Upon full exercise of the option, the parties agree to enter into a joint venture agreement. The Company is the operator of the project for the term of the option agreement.

The Company has not conducted exploration activities during the period on this property pending the resolution of permit issues in this region.

Expenditures related to the MacInnis Lake Property for the six month period ended 31 May 2008 consists of claim maintenance and permitting costs of $Nil (31 May 2007 - $2,386), geology and engineering $Nil (31 May 2007 - $82), wages, consulting and management fees $Nil (31 May 2007 - $675) and recovery of mineral property costs of $Nil (31 May 2007 - $5,792).

(19)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

9.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 31 May 2008 is $2,100 (31 May 2007 - $9,092) payable to directors and officers of the Company (Note 10).

Included in the accounts payable and accrued liabilities at 31 May 2008 is $36,651 (31 May 2007 - $Nil) payable to Canada Revenue Agency related to Part XII.6 tax on unspent flow-through share offerings which were renounced on 31 December 2006.

10.	Related Parties Transactions

During the six month period ended 31 May 2008, the Company entered into the following transactions with related parties:

	i.	Paid or accrued office secretarial fees of $15,000 (31 May 2007 - $8,500) to a company controlled by an individual related to a director of the Company. On 1 March 2007 this individual became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 10(viii)).

	ii.	Paid or accrued accounting fees of $Nil (31 May 2007 - $6,525) to a proprietorship controlled by a corporate secretary and officer of the Company. On 1 January 2007 the corporate secretary and officer became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 10(viii)).

	iii.	Paid or accrued management fees of $50,000 (31 May 2007 - $117,500) to a company controlled by a director of the Company. On 1 January 2007 the director became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 10(viii)).

	iv.	Paid or accrued directors fees of $26,000 (31 May 2007 - $10,000) to a partnership controlled by a director of the Company.

	v.	Paid or accrued directors fees of $25,000 (31 May 2007 - $14,000) to a company controlled by a director of the Company. On 1 January 2007 the director became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 10(viii)).

	vi.	Paid or accrued directors fees of $26,000 (31 May 2007 - $11,000) to a company controlled by a director of the Company.

	vii.	Paid or accrued directors fees of $26,000 (31 May 2007 - $Nil) to a company controlled by a director of the Company.

(20)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

viii.	Paid or accrued salaries and benefits of $281,292 (31 May 2007 - $166,717) to employees who are directors and/or officers of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements. It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

11.	Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares. Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange. Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.

The following incentive stock options were outstanding at 31 May 2008:

	Exercise	Number	Remaining
	price	of options	contractual life (years)
	$

Options	0.20	200,000	0.10
	0.60	2,400,000	0.67
	0.85	3,200,000	2.44

		5,800,000

(21)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

The following is a summary of stock based compensation activities during the six month periods ended 31 May 2008 and 31 May 2007:

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 December 2006	6,505,000	1.06

Granted	-	-
Exercised	(600,000)	0.53
Expired	-	-

Outstanding and exercisable at 31 May 2007	5,905,000	1.12

Weighted average fair value of options granted during the period		-

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 December 2007	5,850,000	0.73

Granted	-	-
Exercised	-	-
Expired	(50,000)	0.85

Outstanding and exercisable at 31 May 2008	5,800,000	0.72

Weighted average fair value of options granted during the period		-

(22)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

Warrants and agent compensation warrants

The following is a summary of warrant activities during the six month periods ended 31 May 2008 and 31 May 2007:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 December 2006	15,166,266	1.35

Granted	668	0.75
Exercised	(5,830,794)	0.68
Expired	-	-

Outstanding and exercisable at 31 May 2007	9,336,140	1.76

Weighted average fair value of warrants granted during the period
ended 31 May 2007		-

Weighted
average
	Number of	exercise
	warrants	price
$

Outstanding and exercisable at 1 December 2007	3,698,296	2.16

Granted	-	-
Exercised	-	-
Expired	(3,698,296)	2.16

Outstanding and exercisable at 31 May 2008	-	-

Weighted average fair value of warrants granted during the period
ended 31 May 2008		-

(23)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

12.	Stock-Based Compensation

During the six month period ended 31 May 2008, the Company granted Nil stock options (31 May 2007 - Nil). The fair value of the portion of the options which vested in the period, estimated using the Black-Scholes model, was $Nil (31 May 2007 - $430,277). This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

13.	Commitments

	i.	The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 8).

	ii.	The Company must incur mineral property operating expenditures equal to the proceeds of all flow- through shares issued by the Company. These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

	iii.	The Company entered into a five year lease (expires 1 March 2011) for premises with minimum lease commitments of approximately $3,575 per month.

14.	Income Taxes

During the six month period ended 31 May 2008, the Company renounced the tax benefits of a total of Nil flow- through common shares (31 May 2007 - 11,880,000 shares, year ended 30 November 2007 - 11,880,000 shares) issued prior to 30 November 2007 resulting in an income tax recovery of $Nil (31 May 2007 - $4,823,271, year ended 30 November 2007 - $7,123,638). The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow- through participants.

As at 31 May 2008, the Company had total net operating losses for income tax purposes of approximately $5,500,000. The right to claim the net operating loss carry forwards will expire at various dates through to the taxation year ending 30 November 2028. Because of the uncertainty regarding the Company’s ability to utilize the tax assets in future years, an allowance equal to the full amount has been provided. Consequently, the income tax benefits resulting from the utilization of this tax asset will be recognized in the year in which they are realized for income tax purposes.

(24)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

15.	Supplemental Disclosures with Respect to Cash Flows

	For the six	For the six
	month	month
	period ended	period ended
	31 May 2008	31 May2007
	$	$

Cash paid during the period for interest	585	809
Cash paid during the period for income taxes	-	-

Included in amounts receivable at 31 May 2008 is accrued interest income of $36,649.

16.	Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

17.	Subsequent Events

Subsequent to 31 May 2008, a total of 100,000 incentive stock options valued at an exercise price of $0.20 per option were exercised.

(25)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

18.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from United States GAAP. Had the Company prepared the financial statements in accordance with United States GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	For the six	For the six
	month period	month period
	ended 31	ended 31
	May 2008	May 2007
	$	$

Statement of loss

Net income (loss) for the period based on Canadian GAAP	(2,055,870)	2,095,287
Stock based compensation (Note 18(ii))	-	-
Income tax expense on current period United States GAAP
adjustments – Flow-through shares (Note 18(i))	-	(7,164,240)

Net loss for the period based on United States GAAP	(2,055,870)	(5,068,953)

Other comprehensive income (Note 18(iv))	-	-

Comprehensive loss for the period based on United States
GAAP	(2,055,870)	(5,068,953)

Loss and comprehensive loss per share, basic and diluted	(0.02)	(0.05)

Shareholders’ equity

Canadian GAAP	20,702,574	29,924,660
Flow-through shares (Note 18(i))	-	-
Other comprehensive income (Note 18(iv))	-	-

United States GAAP	20,702,574	29,924,660

(26)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

Balance sheet difference

	As at 31	As at 31	As at 30
	May	May	November
	2008	2007	2007 (Audited)
	$	$	$

Share capital

Canadian GAAP	50,118,414	47,273,093	50,118,414
Flow-through shares (Note 18(i))	9,372,866	9,668,668	9,372,866
Stock-based compensation (Note 18(ii))	189,176	189,176	189,176

United States GAAP	59,680,456	57,130,937	59,680,456

Deficit

Canadian GAAP	(29,415,840)	(17,348,433)	(27,359,970)
Flow-through shares (Note 18(i))	(9,372,866)	(9,668,668)	(9,372,866)
Stock-based compensation (Note 18(ii))	(189,176)	(189,176)	(189,176)

United States GAAP	(38,977,882)	(27,206,277)	(36,922,012)

i.	Flow-through shares

Flow-through shares are typically issued by Canadian Exploration Stage Companies. The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer. The issuer explicitly renounces the right to claim these deductions. The investor’s tax base is reduced by the amount of deductions taken.

Under Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors. The tax effect of the temporary difference is recorded as a reduction in share capital.

United States GAAP directs that when flow-through shares are issued, the proceeds should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

(27)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

During the year ended 30 November 2005, the Company issued 10,000,000 flow-through common shares for total proceeds of $4,500,000. All of these amounts were renounced to the respective investors during the year ended 30 November 2006.

During the year ended 30 November 2006, the Company issued 5,500,000 and 6,380,000 flow-through common shares for total proceeds of $10,175,000 and $12,122,000 respectively. All of these amounts were renounced to the respective investors during the year ended 30 November 2007.

Proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs. As at 31 May 2008, for United States GAAP purposes, cash of approximately $1,249,343 would be classified as restricted (Note 4).

ii.	Stock based compensation

The Company records compensation expense for United States GAAP purposes following the fair value method of accounting for stock options as prescribed under FSAS No. 123 “Accounting for Stock-Based Compensation”. The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 3 and 12.

Prior to 1 December 2002, the Company accounted for stock options under Canadian GAAP as capital transactions when the options were recognized. Effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis under Canadian GAAP following the fair value method of accounting for stock options. The Company’s reported increase of $189,176 in both share capital and deficit as at 30 November 2007 and 2006 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

iii.	Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the year. For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued, and stock options and warrants are exercised at the date of grant.

Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares. For the years ended 30 November 2007, 2006 and 2005, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

(28)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the three month periods ended 31 May 2008 and 31 May 2007 were 104,536,561 and 98,096,529 respectively. The calculation of diluted earnings per share for the six-month periods ended 31 May 2008 and 31 May 2007 proved to be anti-dilutive.

iv.	Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses). SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.

v.	Mineral property expenditures

For US GAAP purposes, the Company expenses, as incurred, the exploration and development costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. Under US GAAP mineral property acquisition costs are initially capitalized as tangible assets when purchased and the Company then assesses the carrying costs for impairment.

As of the date of these financial statements, the Company has not established any proven or probable reserves on its mineral properties and has written all mineral property acquisition costs down to $Nil during the year of incurrence and has expensed all mineral property exploration and development costs during the year of incurrence.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

vi.	Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vii.	Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter-parties.

(29)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

viii.	Asset retirement obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 – “Accounting for Asset Retirement Obligations.” SFAS No. 143, effective for financial statements issued for fiscal years beginning after 15 June 2002, is substantially consistent with CICA Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal years beginning on or after 1 January 2004. The Company adopted CICA 3110 for Canadian GAAP purposes effective 1 December 2004, and SFAS No. 143 for US GAAP purposes effective 1 December 2004.

ix.	Costs associated with exit or disposal activities

On 1 December 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

x.	Accounting for certain financial instruments with characteristics of both liabilities and equity

On 1 December 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities. This standard has no impact on the Company’s financial statements.

xi.	Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates. Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

xii.	Trading and available-for-sale securities

Under United States GAAP, the Company’s securities are considered to be either trading securities or available-for-sale securities. Trading securities are recorded at fair value with unrealized gains or losses included in earnings or loss for the year. Available-for-sale securities are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. Prior to 1 December 2006, under Canadian GAAP there is no adjustment made for unrealized gains.

(30)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2008

xiii.	Recent pronouncements

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. SFAS No. 159 provides companies with an options to measure, at specified election dates, financial instruments and certain other items at fair value that are not currently measured at fair value. For those items for which the fair value option is elected, unrealized gains and losses will be recognized in earnings for each subsequent reporting period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for years beginning after 15 November 2007. The Company is currently evaluating the impact of this standard on the financial statements.

In June 2006, FASB issued “Accounting for Uncertain Tax Positions” – an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective 1 January 2007 and is currently assessing the impact on the Company’s financial statements.

In September 2006, FASB issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after 15 November 2007. Management is currently assessing the impact on the Company.

(31)

Management’s Discussion and Analysis
for the Six Month Period Ended May 31, 2008

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Telephone: (604) 488-0860
Facsimile: (604) 408-3884
Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Six Month Period Ended May 31, 2008

This management’s discussion and analysis (“MD&A”), dated June 26, 2008 should be read in conjunction with the accompanying unaudited financial statements and notes for the six month period ended May 31, 2008.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining and maintaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

OVERVIEW AND OVERALL PERFORMANCE

Alberta Star Development Corp. (the “Company”) is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories (“NT”). The Company does not generate income or cash flow from its operations. The Company’s outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely copper, gold, silver, cobalt, lead, zinc and uranium.

The Company has reported on all 72 drill holes of its Phase 2 drill program at Eldorado and Contact Lake.  The Company completed almost 20,000 meters of drilling and collected over 10,000 total samples during the 2007 drill program.

The Company’s exploration team is currently combining the results of the 2006 drill program with the results of the 2007 drill program and the combined report will include the 2008 work recommendations and drill targets.

Effective May 8, 2008 the Company appointed Chantal Schutz, CA as Chief Financial Officer to replace Ann-Marie Cederholm, who left to pursue other professional interests.  Ms. Schutz graduated from Royal Roads University in 1997 with a Bachelor’s degree in Commerce, specializing in Entrepreneurial Management.  Ms Schutz has five years experience in Assurance and Business Services at both PricewaterhouseCoopers LLP and KPMG LLP and over 10 years experience combined in public practice and private/public business.  Most recently Ms. Schutz was a Manager performing Quality Assurance Control at Cinnamon Jang Willoughby, LLP in Burnaby, BC for the firm’s publicly listed entities in Canada and the United States ensuring best practices and risk mitigation primarily in the resource and energy sectors.

The Company continued staking several new and prospective IOCG and uranium targets based on the Company’s review of the results of the Company’s Regional High Resolution Aeromagnetic Gradiometric-radiometric Survey over the Eldorado and Contact Lake uranium belts.  Previously the Eldorado South uranium claims consisted of twenty contiguous claims and encompassed 15,055 hectares (“ha”) (37,202.31 acres).  During the six month period ended May 31, 2008 the Company staked a number of new IOCG and uranium claims at the Eldorado South IOCG and uranium project.  The newly staked claims consist of six claims consisting of 6,257 ha (15,460.32 acres) and are situated on the northwestern extension of the 100% wholly owned Eldorado South claim block.  The staking increases the size of the Eldorado South project to twenty six claims encompassing 25,489 ha (62,984.41 contiguous acres).  The Eldorado south anomaly is over 3.5 kilometers (“km”) in length and the expression suggests a near surface uranium target.  The Eldorado South uranium anomaly has never been explored nor drill tested and will be a focus of future exploration by the Company.  This recent staking increases the size of the Company’s regional land portfolio to over 113,488.09 acres (45,928.43 hectares).

The Company is actively reviewing and pursuing advanced stage property acquisitions and strategic joint venture opportunities within the industry in North America and Latin America for growth in 2008.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”.

As at May 31, 2008 the Company had working capital of $20,215,271, inclusive of $20,667,670 of cash and cash equivalents on hand.  Cash on hand at the date of this MD&A is approximately $20,700,000 which is sufficient to cover additional property acquisitions, planned exploration expenditures, drilling, and administration for at least 12 months.

PROPERTIES

The Company’s exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests are situated north of Eldorado/Port Radium, NT and to the south of Contact Lake, NT, making the Company the first Canadian mineral exploration company in 75 years to successfully stake and control one entirely contiguous land package consisting of 39,684.32 ha (98,035.96 acres), in the region.

In 2007 the Company completed Phase 2 of the exploratory drill program based on the preliminary investigations from the 2006 drill program at the Eldorado & Contact Lake project areas.  The Company’s two base exploration camps, personnel and supporting infrastructures were fully operational from May to October, 2007.  The Company completed almost 20,000 meters of drilling in 72 drill holes and collected over 10,000 total samples.  The 2007 drill program targeted ten areas; K2, Echo Bay South, Mag Hill, Glacier Creek, Breccia Island, Camelback, Skinny Lake and Contact Lake, located on the Contact Lake Mineral Claims and Eldorado and Echo Bay, located on the Glacier Lake Mineral Claims.  Highlights from the drill holes reported during fiscal 2008 are discussed below.

1.

Contact Lake Mineral Claims – Contact Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.    The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,601.57 ha (26,185.88 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the six month period ended 31 May 2008 consist of amortization of $56,270 (31 May 2007 - $15,000), assaying and geochemical of $54,236 (31 May 2007 - $30,008), camp and field supplies of $2,626 (31 May 2007 - $93,550), claim maintenance and permitting of $4,359 (31 May 2007 - $13,452), community relations and government of $18,103 (31 May 2007 - $15,456), drilling of $112,500 (31 May 2007 - $Nil), equipment rental of $Nil (31 May 2007 - $17,740) geology and engineering of $157,357 (31 May 2007 - $36,794), orthophotography $Nil (31 May 2007 - $103,306), surveying of $Nil (31 May 2007 - $176,377), transportation and fuel of $(2,488) (31 May 2007- $233,876) and wages, consulting and management fees of $164,262 (31 May 2007 - $418,921).

The K2-IOCG target

The K2-IOCG target is an area in which drilling encountered IOCG style poly-metallic copper, gold, silver and cobalt mineralization. The mineralized zone is part of a regionally extensive zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic pyritic gossans.

 The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

Highlights from mineralized down hole intervals from the drill holes reported to during fiscal 2008 included:

•

K2-07-12 intersected 93.00 meters of 0.35% copper including 1.35 meters of 1.45% copper.  Other mineralized zones of 44.52 meters of 0.33% copper and 42.50 meters of 0.32% copper were intersected in this drill hole. Also 2.97 meters of 27.3 g/ton silver including 0.77 meter of 69.0 g/ton silver was intersected in this hole.

•

K2-07-13 intersected 36.70 meters of 1.11% copper including 0.90 meter of 5.45% copper, 5.20 meters of 1.31% copper, 7.40 meters of 2.96% copper and 3.00 meters of 0.45% copper.

•

K2-07-14 interested 40.50 meters of 0.361% copper and 2.83 g/ton silver including 5.0 meters of 0.459% copper, 8.09 g/ton silver and 2.61 g/ton gold and also 1.0 meter of 1.757% copper, 5.50 g/ton silver and 2.50 g/ton gold.  Also, 36.50 meters of 0.340% copper including 6.10 meters of 1.053% copper, 3.96 g/ton silver, 4.5 g/ton gold, 1.60 meters of 2.210% copper and 6.00 g/ton silver as well as 33.00 meters of 0.223% copper.

•

K2-07-16 intersected 1.5 meters of 1,467 g/ton silver and 0.32% copper.

•

K2-07-17 intersected 10.50 meters of 0.30% zinc

•

K2-07-18 intersected 5.5 meters of 0.143% copper as well as 1.5 meters of 0.134% cobalt.

•

K2-07-19 intersected 0.3 meters of 0.93% copper as well as 1.5 meters of 0.25% copper and another interval of 1.0 meter of 0.23% copper.

Mile Lake Breccia

The Mile Lake Breccia is an IOCG prospect in which poly-metallic mineralization and alteration is intermittently exposed for over 6 kilometers in strike length, within a regionally extensive laminated volcaniclastic tuff which covers an area of 10 square kilometers.  The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver-Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu – Co- Ni – Bi) mines.

Highlights from poly-metallic assay values from the sampling program includes 11.69% copper, 8.30% zinc, 0.44% lead and 1330.0 g/ton silver as well as 22.72% copper, 0.59% lead and 619.0 g/ton silver and 6.61% copper, 3.66% zinc and 1427.0 g/ton silver.

The Skinny Lake IOCG target

The Skinny Lake IOCG target is the site of extensive hydrothermal magnetite-actinolite- feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites. The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

The alteration signature and zone at Skinny Lake is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT.  Also the metal assemblage is very similar to the Echo Bay silver mine. The Skinny Lake discovery zone and target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Skinny Lake region and in an extensive gossan at the southeast end of Echo Bay, with visible sulphide mineralization at the surface.

In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Skinny Lake and Mag Hill target areas.

Highlights from mineralized down hole intervals from the drill hole reported during fiscal 2008 included:

•

SL-07-01 intersected 22.50 meters of 2.24% zinc, 0.23% lead and 18.35 g/ton silver and 0.025% cobalt.  Including 7.40 meters of 5.64% zinc, 0.45% lead, 0.20% copper, 45.93 g/ton silver and 0.042% cobalt as well as 1.1 meters of 0 10.82% zinc, 0.29% lead, 0.22% copper and 38.52 g/ton silver.  Also including 2.3 meters of 4.48% zinc, 0.47% lead and 75.01 g/ton silver and 0.053% cobalt.

The Mag Hill target

The Mag Hill target is the site of the most extensive hydrothermal magnetite-actinolite-feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites. The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

Highlights from significant mineralized down hole intervals from the drill hole reported during fiscal 2008 included:

•

MH-07-07 intersected 3.0 meters of 2.50% zinc and 0.22% lead and 1.60 g/ton silver.

•

MH-07-09 intersected 239.90 meters of 0.10% vanadium (as V2O5).

•

MH-07-11 intersected 68.0 meters of 0.10% vanadium (as V2O5).

•

MH-07-12 intersected 9.54 meters of 0.10% vanadium; and 10.28 meters of 0. 10% vanadium.

2.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four mineral claims, totalling 2,424.23 ha (5,987.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT. For cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake.  The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on property owned by the Company.  The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the six month period ended 31 May 2008 consists of amortization of $5,216 (31 May 2007 - $1,502), assaying and geochemical of $54,136 (31 May 2007 - $Nil), camp and field supplies of $1,278 (31 May 2007 - $6,562), claim maintenance and permitting of $6,241 (31 May 2007 - $6,867), community relations and government $Nil (31 May 2007 - $14,534), drilling $Nil (31 May 2007 - $141,015), equipment rental $Nil (31 May 2007 – $5,475), geology and engineering of $36,206 (31 May 2007 - $450), metallurgical studies $Nil (31 May 2007 – $48,146), orthophotography $Nil (31 May 2007 - $25,522), surveying $Nil (31 May 2007 - $7,480), transportation and fuel of $21,588 (31 May 2007- $523,410), wages, consulting and management fees of $37,542 (31 May 2007 - $22,415) and recovery of mineral property costs of $Nil (31 May 2007 - $186,651).

Highlights from mineralized down hole intervals from the drill hole reported during fiscal 2008 included:

•

PR-07-11 intersected 0.5 meters of 2.3 g/ton gold as well as another 0.3 meters of 2.3 g/ton gold

•

PR-07-21 intersected 12.34 meters of 1.01% zinc and 0.25% lead; 15.0 meters of 0.12% zinc and 0.15% V2O5 and 4.9 meters of 0.22% lead, 0.44% zinc and 0.11% V2O5.

•

PR-07-23 intersected 185.4 meters of 0.12% V2O5 including 28.24 meters of 0.21% V2O5; 34.20 meters of 0.26% zinc; 8.82 meters of 0.21% zinc and 11 g/ton silver including 2 meters of 0.25% zinc and 30.2 g/ton silver and 0.10% nickel

•

PR-07-24 intersected 18.45 meters of 0.453% copper, 0.249% lead, 0.480% zinc, 42.6 g/ton silver including 1.82 meter of 2.485% copper, 0.525% lead and 200.8 g/ton silver;1.50 meters of 2.190% zinc, 1.060% lead and 21.9 g/ton silver: 14.50 meter of 0.480% zinc, 0.116% lead and 6.1 g/ton silver: 9.37 meters of 0.573% copper, 0.043% uranium (U3O8) and 0.089% vanadium (V2O5) including 1.50 meter of 0.097% uranium (U3O8) as well as 1.06 meter of: 1.85% copper, 0.142% uranium (U3O8) and 0.110% vanadium (V2O5).

•

PR-07-25 intersected 1.45 meters of 39.9 g/ton silver, 0.403% copper, 0.333% lead, 0.207% zinc, 0.123% nickel, and 0.126% cobalt; 1.5 meters of 1.89% zinc, 1.04% lead and 14.2 g/ton silver; 49.7 meters of 0.145% zinc and 212.05 meters of vanadium (V2O5)

•

PR-07-26 intersected 32.20 meters of 0.33% zinc, 0.20% lead and 4.4 g/ton silver; 0.85 meter of 2.12% zinc, 4.29% lead, 0.27% copper and 62.5 g/ton silver and 11.65 meters of 0.19% vanadium (V2O5)

•

PR-07-27 intersected 43.50 meters 40.9 g/ton silver, 0.20% copper, 0.14% lead, and 0.15% zinc; 15 meters of 0.24% copper as well as another 15 meters of 0.22% zinc; 1.5 meters of 1.80% copper and 24.3 g/ton silver and 1.5 meters of 1.65% copper and 24.3 g/ton silver.

Eldorado Camelback IOCG and Uranium Target

The Company has intersected multiple zones of poly-metallic mineralization that is associated with zones of strong hydrothermal alteration and brecciation that are locally enriched in silver, copper, lead, zinc, cobalt, and uranium. Multiple zones of sulfide mineralization outcrop in semi-continuous gossanous zones for over 3.5 kilometers in length. The Camelback IOCG target is approximately 3.5 kilometers in length and 1 kilometer in width. This large IOCG target extends from north end of Glacier Lake to the eastern shore of Cameron Bay. The Camelback target is located 7.5 km east of the Port Radium (Eldorado uranium mine). This IOCG target is associated with a large recently discovered geophysical anomaly and this geological feature has the potential of hosting a bulk tonnage IOCG and uranium target within a regional alteration signature.

Highlights from mineralized down hole intervals from the drill hole reported during fiscal 2008 included:

•

CB-07-4 intersected 6.0 meters of 0.37% zinc

•

CB-07-5 intersected 1.5 meters of 0.33% copper, 0.36% zinc and 3.9 g/ton silver

•

CB-07-07 intersected 2.8 meters of 11.88 g/ton silver and 1.5 meters of 20.90 g/ton silver.

•

CB-07-08 intersected 3.0 meters of 25.3 g/ton silver including 1.5 meters of 36.4 g/ton silver.

•

CB-07-6 intersected 2.0 meters of 0.40% copper, 3.09% zinc and 37.2 g/ton silver

•

CB-07-12 intersected 16.45 meters of 0.12% copper.

•

CB-07-13a intersected 10.0 meters of 0.22% copper as well as 10.5 meters 0.13% copper and 0.25 meters of 0.12% U3O8

•

CB-07-14 intersected 52.0 meters of 0.30% copper as well as 31.55 meters of 0.34%

copper

•

CB-07-15 intersected 13.30 meters of 0.21% copper as well as 1.55 meter of 0.69% copper and 20.6 g/ton silver, 4.2 meters of 0.37% copper, 0.23% V2O5 and also 1.5 meters of 0.23% V2O5

•

CB-07-16 intersected 13.5 meters of 0.15% copper

The Glacier Creek target

The Glacier Creek drill program was designed to evaluate the silver, uranium and poly-metallic potential of this newly emerging mineralized region. The Glacier Creek IOCG and uranium target is located on the Company’s Glacier Lake property situated 2 km east of Port Radium.

Highlights from mineralized down hole intervals from the drill holes reported during fiscal 2008 included:

•

GC-07-01 intersected 6.0 meters of 0.39% copper.

•

GC-07-02 intersected 5.80 meters of 1.16% copper including 1.04 meters of 2.99% copper and 8 g/ton silver and another 1.0 meter of 1.48% copper and 4.3 g/ton silver; 2.40 meters of 0.61% copper; 2.60 meters of 0.33% copper; and 3.75 meters of 0.31% copper.

•

GC-07-06 intersected 1.50 meters of 46.2 g/ton silver

3.

Eldorado South IOCG & Uranium Project, NT

During the year ended November 30, 2007, the Company staked sixteen claims (the “Eldorado South Uranium Mineral Claims”), and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.  The Eldorado South Uranium Project now consist of twenty six mineral claims totaling 25,489 ha (62,984.41acres).

The Eldorado South Anomaly is over 3.5 kilometers in length and the expression suggests a potential near surface IOCG & uranium target.  The radiometric profiles show a clear well defined anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns.  The Eldorado South Anomaly has never been explored nor drill tested and will be an important focus of exploration by the Company in 2008.  The Eldorado South Anomaly was discovered in 2006 as a result of the completion of a High Resolution, Multi-Parameter Regional Gradiometric-radiometric and Magnetic geophysical survey which was conducted in July, 2006 and consisted of 16,708 line-kilometers at 100 meter line-spacing’s.  The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition.

The Company submitted a formal application for a 75,000 meter “5-Year” drill permit to the Sahtu Land and Water Board (“SLWB”) in April 2007 which includes the area of the Eldorado South Anomaly. The permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters.  This prospective IOCG and uranium target is being prepared for reconnaissance and detailed sampling and mapping with drilling subject to receipt of the drill permit.  In December 2007, the Deline Land Corporation passed a resolution placing a moratorium on any further uranium exploration and development on Deline District lands.  The Deline Land Corporation has stated publicly and reiterated that all current agreements between the Deline Land Corporation and the Company would be fully honored.  Several uranium mining moratoriums have been placed in several mining jurisdictions in Canada recently.  They include a three year moratorium on uranium mining in Labrador (April 2008) and a moratorium issued in the Deline District (January 2008) in the Northwest Territories stating that they will not approve or consent to new uranium exploration or development until the 26 recommendations of the Canada-Deline Uranium Table have been addressed to the satisfaction of the leadership of the local community.

On April 24, 2008, the BC Government confirmed its position on uranium development in the province by cancelling all uranium developments and ensuring that all deposits will remain undeveloped.  These changes support the BC Energy Plan commitment of no nuclear power.  The moratoriums do not apply to exploration for other minerals and mineral exploration activity is expected to continue in full force.  The Company anticipates that the Deline Land Corporation, under its current newly elected leadership, can negotiate and resolve its outstanding matters relating to contentious issues with the Canadian Federal Government.  The Company is still awaiting to formally sign its negotiated Master Access and Benefits Agreement with the community which was finalized by the Deline Land Corporations Legal Counsel in early May of 2007.

The Company completed, on June 16, 2008, its community consultation in the community of Deline and finalized an expanded TEK (Traditional Education Knowledge) study for the region.  The Companys’ land-use permit application SO7C-008 was deemed completed by the Sahtu Land and Water Board on May 30, 2008.

Expenditures related to the Eldorado South Uranium Project for the six month period ended 31 May 2008 consists of camp posts and field supplies $Nil (31 May 2007 - $18,978) claim maintenance and permitting $46 (31 May 2007 - $4,766), equipment rental $Nil (31 May 2007 - $845), geophysics $Nil (31 May 2007 - $3,000), geology and engineering of $41,500 (31 May 2007 - $Nil), staking and line cutting of $304,796 (31 May 2007 - $105,655), transportation and fuel of $6,227 (31 May 2007 - $2,220) and wages, consulting and management fee $44,100 (31 May 2007 - $19,000).

RESULTS OF OPERATIONS – SIX MONTHS ENDED MAY 31, 2008

The Company’s net loss for the six month period ended May 31, 2008 was $(2,055,870) or $(0.02) per share compared to a net income of $2,095,287 or $0.02 per share for the six month period ended May 31, 2007.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses decreased to $162,371 during the six month period ended May 31, 2008 from $249,218 during the same period a year prior.  The decrease in advertising and promotion is primarily attributable to a reduction in advertising costs and news release dissemination.

Directors fees increased to $103,000 during the six month period ended May 31, 2008 from $35,000 during the same period a year prior.  The increase in director fees is primarily attributable to bonuses paid during the quarter related to the fiscal year ended November 31, 2007.

Part XII.6 tax for the six month period ended May 31, 2008 was $61,834 as compared to $Nil for the six month period ended May 31, 2007.  The Company accrued $36,651 in Part XII.6 tax related to unspent flow-through share offerings which were renounced on December 31, 2006.  The Company’s exploration plans for the remainder of 2008 should be sufficient to meet the remainder of this commitment.

Salaries and benefits for the six month period ended May 31, 2008 were $282,759 as compared to $166,717 for the six month period ended May 31, 2007.  Prior to January 1, 2007, the Company incurred management, director and accounting fees paid to various executives and officers who provided services on an independent contractor/consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

Stock-based compensation expenses totalling $430,277, a non-cash item, was incurred during the six month period ended May 31, 2007 for previously granted stock options that vested during the period.  As no stock options were granted during the six month period ended May 31, 2008, there was no stock-based compensation expense incurred during the current fiscal period.

Transfer fees and shareholder information costs increased to $222,848 for the six month period ended May 31, 2008 from $117,517 for the six month period ended May 31, 2007.  The increase in transfer fees and shareholder information costs period over period is due mainly to increase in fees and number of consultants used for the Company’s investor relations and corporate development activities.

Travel expenses increased to $66,649 during the six month period ended May 31, 2008 from the $41,344 during the same period a year prior.  This was due to increased expenditures on trade show attendances and conferences during the current period.

Interest income decreased to $417,346 for the six month period ended May 31, 2008, compared to $667,636 during the same period a year prior due to the Company maintaining a lower average cash balance during the current period.

A future income tax recovery of $4,823,271 for the six month period ended May 31, 2007 was incurred as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at December 31, 2006 but had not yet been spent on mineral property exploration.  As no flow-through private placements occurred in fiscal 2007 or were renounced to the places during the six month period ended May 31, 2008, there was no future income tax recoveries incurred during the current fiscal period.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses; (2) acquisition costs, and (3) recoveries.  Total expenditures for the six month period ended May 31, 2008 and May 31, 2007 are summarized below:

For the Six Month Period Ended May 31, 2008:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	567,225	-	-	567,225
Port Radium – Glacier Lake Mineral Claims, NT	162,207	-	-	162,207
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
Eldorado South Uranium Project, NT	396,670	-	-	396,670
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	-	-	-	-
	1,126,102	-	-	1,126,102

For the Six Month Period Ended May 31, 2007:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	1,154,480	-	-	1,154,480
Port Radium – Glacier Lake Mineral Claims, NT	803,378	-	(186,651)	616,727
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
Eldorado South Uranium Project, NT	154,464	-	-	154,464
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	3,143	-	(5,792)	(2,649)
	2,115,465	-	(192,443)	1,923,022

Additional particulars of expenditures on mineral properties are provided in note 8 to the unaudited financial statements for the six month period ended May 31, 2008.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) per Share	Fully Diluted Income (Loss) per Share

May 31, 2008	($1,030,325)	($0.01)	($0.01)
February 29, 2008	($1,025,545)	($0.01)	($0.01)
November 30, 2007	($4,896,224)	($0.048)	($0.048)
August 31, 2007	($5,115,313)	($0.050)	($0.050)
May 31, 2007	($1,367,919)	($0.014)	($0.014)
February 28, 2007	$3,463,206	$0.036	$0.030
November 30, 2006	($3,895,492)	($0.042)	($0.042)
August 31, 2006	($5,602,506)	($0.063)	($0.063)

The Company did not generate any revenues, other than interest income and proceeds from the sale of available for sale securities, or have extraordinary items or results from discontinued operations in the period covered.

The Company’s net loss of $5,602,506 for the three month period ended August 31, 2006 includes $5,545,488 of expenses relating to mineral properties and $305,529 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $39,568 related to the vesting of 100,000 stock options previously granted.  In the three month period ended August 31, 2006, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $3,895,492 for the three month period ended November 30, 2006 includes $1,808,444 of expenses relating to mineral properties and $2,293,653 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,983,563 relating to stock options granted in the fourth quarter and the vesting of stock options previously granted.  The significant increase in the net loss as compared to the three month period ended November 30, 2005 was mainly attributable to the completion of Phase 1 and 2 drilling and field exploration work program at the Company’s Eldorado & Contact Lake IOCG & Uranium Properties.  In the three month period ended November 30, 2008, there was a $2,355 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment, as well as no recorded future income tax recoveries.

The Company’s net income of $3,463,206 for the three month period ended February 28, 2007 includes $361,854 of expenses relating to mineral properties expenditures and $713,237 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense of $220,085 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In the three month period ended February 28, 2007, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $4,156,924 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $1,367,919 for the three month period ended May 31, 2007 includes $1,561,168 of expenses relating to mineral properties expenditures and $885,827 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,192 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In the three month period ended May 31, 2007, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $666,347 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $5,115,313 for the three month period ended August 31, 2007 includes $6,942,103 of expenses relating to mineral properties expenditures and $715,454 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,193 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In the three month period ended August 31, 2007, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $2,231,207 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s loss for the fourth quarter of fiscal 2007 was reduced to $4,896,224, due primarily to an increase of general and administrative costs to $2,376,915 offset by a decrease of mineral properties expenditures to $2,882,859 and a decrease of future income tax recoveries to $69,160.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,329,557 relating to $210,192 stock options that were granted prior to November 30, 2006 which vested in the quarter and $1,119,365 of repriced stock options.  This compares to a charge of $210,193 during the third quarter of fiscal 2007 for vested stock options.  In the three month period ended November 30, 2007, there was a $6,497 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment.  Future income tax recoveries decreased to $69,160 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $1,025,545 for the three month period ended February 29, 2008 includes $635,544 of expenses relating to mineral properties expenditures and $631,553 of general and administrative costs. In the three month period ended February 29, 2008, there were no general and administrative costs associated with stock-based compensation.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.

As there were no future income tax recoveries incurred or options granted during the second quarter of fiscal 2008, the net loss was reduced to $2,055,870.

LIQUIDITY AND SOLVENCY

The Company currently has no operating revenues other than interest income and proceeds from the sale of available for sale investments.  The Company relies primarily on equity financing as well as the exercise of warrants to fund its exploration and administrative costs.

The Company’s cash resources are invested in R1-High bankers acceptance notes on deposit with an AAA rated Canadian Banking Institution.  None of the Company’s funds are exposed to repayment risks associated with short term commercial paper or asset-backed commercial paper.  These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-High investment guaranteed instruments that are paid promptly on maturity.

As at May 31, 2008, the Company had cash and cash equivalents on its balance sheet of $20,667,670 and working capital of $20,215,271 as compared to $23,151,345 of cash and cash equivalents and working capital of $22,201,966 at November 30, 2007.  The reduction in cash and cash equivalents and working capital of $2,483,675 and $1,986,695, respectively, is due to cash used in operations of $2,483,665.

As of the date of this report the Company has cash and cash equivalents of approximately $20,700,000.  The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2008.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of DATE.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s board of directors consists of Tim Coupland, Tracy Moore, Michael Bogin, Robert Hall and Stuart Rogers.  Tim Coupland is the Company’s President and Chief Executive Officer, Chantal Schutz is the Company’s Chief Financial Officer and Corporate Secretary and Robert Hall is the Company’s Director of Field Operations.

The Company paid or accrued amounts to related parties as follows:

	For the Six Month Period Ended
	May 31, 2008	May 31, 2007
Consulting fees paid to a partnership controlled by Mr. Michael Bogin	26,000	10,000
Secretarial fees paid to a company controlled by and individual related to Mr. Tim Coupland	15,000	8,500
Management fees paid to a company controlled by Mr. Tim Coupland	50,000	117,500
Director fees paid to a company controlled by Mr. Tracy Moore	26,000	11,000
Director fees paid to a company controlled by Mr. Robert Hall	25,000	14,000
Director fees paid to a company controlled by Mr. Stuart Rogers	26,000	-
Salaries and benefits paid to directors and/or officers of the Company	281,292	166,717
	449,292	$121,905

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s system of disclosure controls and procedures includes our Disclosure Policy, our Code of Conduct and Business Ethics and the effectiveness of our Audit Committee.   The Company has established procedures that allow the identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussion and Analysis, Annual Information Forms and other related documents.

As required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of May 31, 2008 under the supervision of management, including the President and the Chief Financial Officer.  The evaluation included review of documentation, enquiries of Company staff and other procedures considered by Management to be appropriate under the circumstances.

As a result of their evaluation, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was effective as at May 31, 2008.

The President and Chief Financial Officer are also required to file certifications of our interim filings under Multilateral Instrument 52-109.  These certifications may be accessed at www.sedar.com.

SUBSEQUENT EVENTS

The following events occurred subsequent to May 31, 2008:

i.

On June 25, 2008 the Company appointed Dr. Michael Bersch as Chief Geologist.  Dr. Bersch holds a Ph.D. in geology from the University of New Mexico.

Most recently he served as Assistant to the Vice President for Research, Director of Central Analytical Facility, and adjunct professor of Geology at The University of Alabama, where he taught courses in economic geology, analytical instrumentation, physical and historical geology.  Dr. Bersch is a licensed professional geologist (Alabama), AIPG certified geologist, a Fellow in the Society of Economic Geologists, and member of numerous other geological organizations.  Dr. Bersch has extensive experience having worked in precious metals, base metals, uranium, and oil and gas exploration and development for over 20 years on projects in the US, Australia, Canada, and Latin America.  He was a “hands-on” project manager with two successful gold mining operations which included the Golden Reward Mine located in South Dakota as VP of Exploration with Moruya Gold Mine NA, the Pauper’s Dream mine located in Montana and as Director and VP of exploration with Pangea Resources Ltd. He also holds a Law Degree from The University of Alabama School of Law and is a licensed attorney in the State of Alabama.  Dr. Bersch served on the Investigation & Enforcement Committee of the Alabama Board of Licensure for Professional Geologists which monitors the practices of Alabama licensed professional geologists.  The Company believes that Dr. Bersch’s proven leadership, combined with his strong technical expertise and strengths in mineral exploration and mining will assist the Company in acquiring additional advanced stage mineral exploration projects.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events.  These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities.  These estimates are based on management’s best judgment.  Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

The Company does not believe it has incurred any material environmental liabilities to date.  The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling.  The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.  The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

a)

Financial Instrument Standards

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).  As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and looses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

b)

Accounting Changes

Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities.  In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred.  Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis.

The impact as at January 1, 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concerned basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.  Section 1400 is effective for 2008.  Earlier adoption is encouraged.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will be not be a material impact on the Company’s financial statement disclosure.

In December 2006, the CICA issued Section 1535, Capital Disclosures.  The main features of the new section are as follows:

•

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

•

A requirement for an entity to disclose quantitative data about what it regards as capital; and

•

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their consolidated financial statements that enable users to evaluate the significance of financial instruments on the entity’s consolidated financial position and performance, and the nature and extent of risks arising from financial instruments and non-financial derivatives.  Section 3863, Financial Instruments – Presentation carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments – Disclosures and Presentation.  Section 3862 and 3863 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, amounts receivable, available for sale investments, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

SHARE DATA

As of the date of this MD&A, the Company has 104,636,561 common shares without par value issued and outstanding. In addition, the Company has the obligation to issue the following additional common shares:

a)

Incentive stock options that could result in the issuance of up to 5,700,000 common shares. Of these stock options, 100,000 are exercisable at $0.20 each, 2,400,000 are exercisable at $0.60 each and 3,200,000 are exercisable at $0.85 each.

Form 52-109F2 Certification of Interim Filings

I, Tim Coupland, President and Chief Executive Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the issuer) for the interim period ending May 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 26, 2008

“/s/ Tim Coupland”

Tim Coupland

President and Chief Executive Officer (CEO)

Form 52-109F2 Certification of Interim Filings

I, Chantal Schutz, Chief Financial Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the issuer) for the interim period ending May 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 26, 2008

“/s/ Chantal Schutz”

Chantal Schutz

Chief Financial Officer (CFO)